Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth & Arch Streets Philadelphia, PA 19103-2799 troutman.com

Theodore D. Edwards

theodore.edwards@troutman.com

September 27, 2021

Via EDGAR

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street NE Washington, DC 20549 Attn: Ms. Christina Fettig

Re:	FundVantage Trust 1940 Act File No. 811-22027 1933 Act File No. 333-141120

Dear Ms. Fettig:

On behalf of FundVantage Trust (“Trust”), this letter is being provided to the Commission to respond to comments provided orally by the Commission’s Staff (the “Staff”) on August 24, 2021 in connection with the Staff’s review, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, of the Trust’s Form N-CSR filing submitted to the Commission via EDGAR on July 1, 2021 (each a “2021 Report and together the “2021 Reports”) including the annual reports to shareholders of the Polen Growth Fund, Polen U.S. Small Company Growth Fund, Polen Global Growth Fund, Polen International Small Company Growth Fund, Polen International Growth Fund, Polen U.S. SMID Company Growth Fund, and Polen Global Emerging Markets Growth Fund (each a “Fund” and, collectively, the “Funds”) and the Trust’s Form N-CEN filing for the fiscal year ended April 30, 2021 submitted to the Commission via EDGAR on July 9, 2021 (“Form N-CEN”).

The Trust appreciates the opportunity to address the Staff’s comments. Set forth below are the Staff’s comments with respect to the Trust’s Reports followed by the Trust’s response to the comment.

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1.	In its review of the 2021 Reports, the Staff noted that no 2021 Report was included for the Pacific Capital Money Market Fund. Please inform the Staff of the status of the Pacific Capital U.S. Government Money Market Fund.

Response: Since April 16, 2021, the Pacific Capital U.S. Government Money Market Fund has had no shareholders and no assets. Rule 30e-1 under the Investment Company Act of 1940 (“1940 Act”) requires a registered open-end management investment (a “mutual fund”) such as the Pacific Capital U.S. Government Money Market Fund to transmit to each stockholder of record an annual report within 60 days of a mutual fund’s fiscal year end. Rule 30b-2 requires a mutual fund to file on Form N-CSR any report that is required to be transmitted to stockholders under Rule 30e-1. Because the Pacific Capital U.S. Government Money Market Fund did not have any shareholders of record at and after the fiscal year end, an annual report was not required to be prepared or transmitted and, accordingly, the Trust’s Form N-CSR for the fiscal year ending April 30, 2021 did not include an annual report for the Pacific Capital U.S. Government Money Market Fund.

2.	On Form N-CEN, the Trust’s response to Item C.8(d) for the Polen Growth Fund indicates that expenses previously waived were recouped during the period; however, the Fund’s financial statements included in its 2021 Report do not disclose such expense recoupments. Please explain.

Response: The Trust’s response to Item C.8(d) was made in error. The Polen Growth Fund did not recoup any previously waived fees during the period. The Trust will correct this response in future filings.

3.	On Form N-CEN, the Trust’s response to Item C.8(c) for the Polen International Growth Fund, and the Polen Global Growth Fund indicates that fees waived during the period were not subject to recoupment; however each such Fund’s financial statements in its 2021 Report discloses that such fees are subject to recoupment.

Response: None of the Polen International Growth Fund and Polen Global Growth Fund waived fees during the period. The Trust responded “No” to Item C.8(c) as it believes that “No” is the most appropriate response as between the available responses.

Pursuant to its investment advisory agreement with the Trust, Polen Capital Management, LLC, the adviser to the Funds, is permitted to seek reimbursement from each of the Polen International Growth Fund and the Polen Global Growth Fund, subject to certain limitations, for fees it waived and Fund expenses it paid to the extent the total annual fund expenses do not exceed 1.10% of the average daily net assets of such Funds. No recoupment will occur unless the Fund’s expenses are below the Expense Limitation amount.

4.	The 2021 Report of the Polen U.S. Small Company Growth Fund indicates that it is a non-diversified fund. The Staff notes that such fund appears to be operating as a diversified fund. Please confirm that if the Polen U.S. Small Company Fund has been operating as a diversified fund for three years or longer, that it will obtain shareholder approval before operating as a non-diversified fund.

Response: The Fund has not operated in a manner consistent with the definition of a “diversified company” under Section 5(b)(1) of the 1940 Act for a consecutive period of three years or longer. The Trust confirms that consistent with the Staff’s position to the extent it operates in a manner consistent with the definition of a diversified company for a consecutive period of three years or longer the Fund will shareholder approval before operating as a non-diversified company.

5.	The Staff notes that the fact sheets of each of the Polen Growth Fund, Polen Global Growth Fund, and Polen International Small Company Growth Fund, disclosing information as of June 30, 2021, show a substantial portion of each fund’s assets are invested in securities of issuers in the information technology sector. Please include sector risk disclosure regarding the Fund’s exposure to the information technology sector in the prospectuses of each such Fund.

Response: The Trust will update the prospectuses of each of the Polen Growth Fund, Polen Global Growth Fund, and Polen International Small Company Growth Fund to reflect the Staff’s comment.

6.	The Staff notes that the Polen U.S. SMID Company Growth Fund and the Polen International Small Company Growth Fund have concentration policies such that neither Fund will invest more than 25% of its assets in any one industry (“industry concentration policy”). The Staff also notes that the Funds’ 2021 Reports show that the Polen U.S. SMID Company Growth Fund has investments in the software application industry exceeding 25% of its assets, and that the Polen International Small Company Growth Fund had investments in the software industry exceeding 25% of its assets. Please explain how the Funds’ portfolio compositions are consistent with their industry concentration policies.

Response: The disclosure in the Funds’ 2021 annual reports reflected percentages based on the Morningstar Global Equity Classification System. However, since the inception of the Funds, the Funds have consistently utilized the Bloomberg Industry Classification System (“BICS”) at the sub-industry level for defining industries and for monitoring compliance with its industry concentration policy. Based on the BICS sub-industry classifications, neither of the the Polen U.S. SMID Company Growth Fund nor the Polen International Small Company Growth Fund invest more than 25% of its assets in any one industry. In the future, disclosures regarding the Funds’ industry weightings will be based on the same industry classifications that the Funds use for monitoring compliance with their industry concentration policies or, if different industry classifications are used, disclose that notwithstanding the industry classifications being used, the Funds use the BICS sub-industry classification system for industry concentration policy compliance.

7.	Please explain whether the Funds accrue for foreign capital gains taxes, and if so, please add a note to the financial statements regarding the Funds’ policy for accrual of foreign capital gains taxes. Please also reference any accounting policy related foreign capital gains or foreign withholding tax on dividends in the notes to the financial statements.

Response: None of the Funds had any accrued foreign capital gains tax as of the end of the period. Going forward, the Trust will revise the notes to the financial statements to reflect the Trust’s accounting policy for foreign capital gains taxes and foreign withholding tax on dividends to the extent that any of the Funds accrue foreign capital gains taxes or are subject to foreign withholding taxes on dividends.

8.	With respect to the Investor Class of each of the Polen U.S. Small Company Growth Fund (the “U.S. SCG Fund”) and the Polen International Small Company Growth Fund (the “International SCG Fund”), the gross expense ratio disclosed in the 2020 Report differs from the gross expense ratio disclosed in the September 1, 2020 Prospectus. Please explain the reason for such differences.

Response: The Trust informs us that during the year ended April 30, 2020, Investor Class Shares of each fund represented a very small percentage of the assets of a fund (2.47% of the U.S. SCG Fund and 1.97% of the International SCG Fund). The disproportionate weighting of a fund’s assets between the Institutional Class and Investor Class combined with the small amount of assets in the Investor Class created rounding issues when fund expenses were allocated to each class. Essentially, the pro rata allocation of certain expenses to the Investor Class required, at times, rounding due to the de minimis amounts involved. This rounding issue caused the difference in gross expense ratios of the Investor Class and Institutional Class to be an amount other than 25 basis points as would normally be expected between an Institutional Class with no 12b-1 fee and an Investor Class with a 25 basis point Rule 12b-1 fee.

At the time of filing of the September 1, 2020 Prospectuses for these funds, the conditions causing the rounding issue were no longer present as assets attributable to the Investor Class assets became a larger percentage of each fund’s assets. Accordingly, the fee table in the September 1, 2020 Prospectus for the Investor Class of each fund included restated gross expense ratios to reflect the elimination of the rounding anomalies. Accordingly, the gross expense ratio for the Investor Class in the September 1, 2021 reflected a 25 basis point differential from the gross expense ratio of the Institutional Class.

In the future, if a Fund’s fee table is restated to reflect current expense information, the Trust will include a footnote to such Fund’s fee table disclosing that the expense information has been restated, in accordance with Form N-1A.

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We trust that this response addresses the Staff’s comments. If you have any further questions, please contact the undersigned at 215.981.4181 or, in my absence, John P. Falco of this office at 215.981.4659.

Best regards,

/s/ Theodore D. Edwards

Theodore D. Edwards

cc:	Joel L. Weiss, President of FundVantage Trust

T. Richard Keyes, Treasurer of FundVantage Trust

John P. Falco, Esq.

John M. Ford, Esq.